
12061067


SEC
Mail Processing
Section
MAR 14 2012
Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50886

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legend Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway, 32nd Floor
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salvatore C. Caruso — 212-344-5747, ext. 3031
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seligson & Giannattasio, LLP
(Name – *if individual, state last, first, middle name*)

723 N. Broadway	White Plains	NY	10603
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Salvatore C. Caruso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legend Securities, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ABDOULAYE BARRY
Notary Public, State of New York
Qualified in Queens County
Reg. #01BA6252359
My Comm. Exp. Dec. 5, 2016

Notary Public

Signature

President & CFO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Legend Securities, Inc.

We have audited the accompanying statement of financial condition of Legend Securities, Inc. (the "Company"), as of December 31, 2011, and the related statements of operations, changes in stockholders equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Legend Securities, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seligson & Giannattasio LLP

Seligson & Giannattasio, LLP
White Plains NY
March 13, 2012

LEGEND SECURITIES, INC.



Mail Processing
Section

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Current assets:		
Cash and cash equivalents		$ 274,878
Account receivable		900,358
Marketable securities at market value		46,271
Nonmarketable securities		5,325
Receivable from clearing agent		312,927
Due from employees		138,740
Other current assets		89,878
Total current assets		1,768,377
Furniture and equipment – net		37,700
Other assets:		
Security deposits		60,500
Total assets		$1,866,577

LIABILITIES & STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses		$ 928,560
Securities sold not yet purchased		28,843
Total liabilities		957,403
Commitments and contingencies		
Stockholders' Equity:		
Preferred stock, $.01 par value, 5,000,000 shares authorized, none issued and outstanding	$ --	
Series A – 1,000,000 shares authorized, none outstanding		
Common stock, $.0001 par value, 200,000,000 shares authorized, 175,250,000 issued, 175,000,000 outstanding	17,525	
Additional paid-in-capital	451,475	
Treasury stock	--	
Retained earnings	440,174	
Total stockholders' equity		909,174
Total liabilities and stockholders' equity		$1,866,577

See notes to financial statements.

LEGEND SECURITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2011

Revenues:		
Commissions and fees		$16,849,484
Interest and dividend income		59,064
Total revenue		16,908,548
Expenses:		
Payroll, commissions and benefits	$11,691,542	
Floor brokerage and clearance charges	2,801,193	
Communications	131,886	
Professional fees	526,241	
Depreciation expense	17,873	
Regulatory costs	269,326	
Interest expense	16,339	
Other general and administrative expenses	1,136,811	
Total expenses		16,591,211
Income before income taxes		317,337
Income taxes		18,485
Net income		$ 298,852

See notes to financial statements.

LEGEND SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2011

	Common Stock				Treasury Stock		
	Shares Authorized and Issued	Amount	Additional Paid-In Capital	Retained Earnings	Shares	Amount	Total
Balance – January 1, 2011	175,250,000	$17,525	$ 451,475	$ 141,322	(20,000)	$ --	$ 610,322
Net income	--	--	--	298,852	--	--	298,852
Balance – December 31, 2011	175,250,000	$17,525	$ 451,475	$ 440,174	(20,000)	$ --	$909,174

See notes to financial statements

LEGEND SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 298,852
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	17,874
Changes in operating assets and liabilities:	
Receivable from clearing agent	(25,375)
Trading securities	14,511
Prepaid expenses	(44,753)
Accounts payable and accrued expenses	(232,670)
NET CASH FLOWS FROM OPERATING ACTIVITIES	28,439
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of fixed assets	(7,522)
NET CASH FLOWS FROM FINANCING ACTIVITIES	--
NET CHANGE IN CASH AND CASH EQUIVALENTS	20,917
Cash and cash equivalents – beginning of period	253,961
Cash and cash equivalents – end of period	$ 274,878
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS:	
Cash paid for:	
Income taxes	$ 13,559
Interest	$ 16,339

See notes to financial statements.

LEGEND SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

NOTE 1 - ORGANIZATION

Legend Securities, Inc. (the "Company") is a nonclearing broker-dealer in securities registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company was organized on January 28, 1998 under the laws of the State of New York and commenced operations on November 10, 1998 under the name SPS Securities, Inc. In 1999, the Company changed its name to Marlin Trading, Inc. On June 1, 2001, the name was changed to Legend Securities, Inc.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES

Commissions and securities transactions

Commissions earned from customer securities transactions are recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Depreciation

Furniture and equipment are recorded at cost. Depreciation is generally provided on a straight-line method over the estimated useful lives of the various assets as follows:

Furniture	7 years
Computer and office equipment	5 years

Maintenance and repairs are expensed as incurred, while renewals and betterments are capitalized.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES (continued)

Income taxes

The Company accounts for income taxes under the liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse.

At December 31, 2011, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing re-evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods.

Fair Value Measurements of Investments in Securities

The Company adopted the provisions of ASC Topic 820, "Fair Value Measurements". The pronouncement defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The standard establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES (continued)

Credit risk

The Company maintains substantially all its cash balances in a limited number of financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000 through December 31, 2013, at which time the insured limit is scheduled to decrease to $100,000. The Company did not have any uninsured cash balances at December 31, 2011, although at times during the year, the Company may have exceeded the insured limits. The Company performs periodic reviews of the relative credit rating of its banks to lower its risk.

Retail customer transactions are cleared through member firms of FINRA on a fully disclosed basis. In the event that customers default in payment of funds or delivery of securities, the Company may be charged for any loss incurred in satisfying customer obligations. Additional credit risk occurs if the clearing broker or counterparties do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

NOTE 3 – DUE FROM CLEARING AGENT

The Company maintains a deposit with its clearing agents totaling $312,927 at December 31, 2011. This deposit is held in an account in the Company's name by the clearing agent and is invested in a money market account.

NOTE 4 – MARKETABLE SECURITIES

At December 31, 2011, marketable securities consisted of the following:

Cost	$ 48,632
Gross unrealized gain	3,450
Gross unrealized loss	(5,811)
Market value	$ 46,271

The market value for the securities are determined utilizing level 1 inputs from quoted prices in an active market, as defined in ASC 820, "Fair Value Measurements".

NOTE 5 - NONMARKETABLE SECURITIES

In 2009, the Company received compensation in the form of warrants to acquire shares a public company. At December 31, 2011, nonmarketable securities consisted of the following:

Cost	$ 5,325
Gross unrealized gain	--
Market value	$ 5,325

NOTE 6 – FURNITURE AND EQUIPMENT

Furniture and equipment at cost consist of the following:

Furniture and fixtures	$ 7,077
Leasehold improvements	13,203
Equipment	78,618
	98,898
Less accumulated depreciation	61,198
	$ 37,700

Depreciation expense for the year ended December 31, 2011 was $17,874.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($61,907 at December 31, 2011) or $100,000. At December 31, 2011, the net capital, as computed, was $507,747. Consequently, the Company had excess net capital of $407,747.

NOTE 8 – STOCKHOLDERS' EQUITY

Preferred Stock

The Company is authorized to issue 5,000,000 shares of $.01 par value preferred stock. The preferred shares may be designated in one or more series, with each series to have such designations, rights and preferences as may be determined from time to time by the Board of Directors.

On January 7, 2000, the Company amended its certificate of incorporation to designate 1,000,000 of the authorized shares of preferred stock as Series A Convertible Preferred Stock ("Series A"). Each share of Series A is convertible into 1 shares of the Company's Common Stock, subject to certain price adjustments. The Series A stock is to automatically convert into common stock upon the completion of a public offering of shares of the Company's common stock of at least $20 million. The shares are voting shares entitled to vote, based on the number of shares convertible into common shares, on all actions to be taken by the shareholders of the Company. These shares will be entitled to non-cumulative dividends at the rate of $.70 per share per annum. The Series A shares are entitled to a liquidation preference equal to $10 per share.

Common Stock

The Company was originally authorized to issue 10,000,000 shares of $.01 par value common stock. In December 2001, the Company amended its certificate of incorporation to increase the number of shares authorized to 200,000,000. In March 2002, the Company further amended its certificate of incorporation to correct for a technical error in the original filing to change the shares to have a par value of $.0001. The effect of the change in par value has been applied retroactively for all periods presented.

In January 2001, the Company issued 100,000 shares of the common stock in payment for additional commissions due to one of the Company's brokers. The shares were valued at $3,000, the book value and approximate market value for the shares on the date the shares were issued.

In December 2001, the Company issued 166,150,000 shares to International Monetary Corp. ("IMC") in exchange for $75,000. As a result IMC became the parent of the Company, owning approximately 99% of the outstanding shares. An additional $32,100 and $80,000 was contributed to the Company by its parent during 2003 and 2002, respectively. No additional shares were issued for these contributions. No additional funds were received nor were there shares issued in 2010.

NOTE 8 – STOCKHOLDERS' EQUITY (CONTINUED)

Treasury Stock

In December 2004, the Company repurchased 20,000 shares of the Company's common stock from one of its shareholders for $1. The shares are currently reflected as treasury stock and recorded using the cost method.

NOTE 9 – INCOME TAXES

The Company's income tax at December 31, 2011 consists of the following:

Current:		
Federal	$ --	
State	18,485	
		$ 18,485
Deferred:		
Federal	--	
State	--	
		--
Income taxes		$18,485

NOTE 10 - RETIREMENT PLAN

In August 2000, the Company adopted a qualified 401(k) plan for all employees who are twenty-one years of age and have completed one month of service. The Plan allows total employee contributions of up to 25% of the eligible employee's salary through salary reduction. The Company is not required to match any employee contribution. No contributions have been made to the plan through December 31, 2011.

NOTE 11 – SUBSEQUENT EVENTS

The Company evaluated the effects of all subsequent events through March 13, 2011, the date on which the financial statements were issued.



SUPPLEMENTARY INFORMATION

LEGEND SECURITIES, INC.

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2011

Total stockholders' equity		$ 909,174
Deductions and/or charges:		
Other current assets	$ 228,618	
Non-allowable assets from brokers	58,695	
Security deposits	60,500	
Furniture and equipment	37,700	
		385,513
Haircuts		15,914
Net capital		507,747
Minimum net capital		100,000
Excess net capital		$ 407,747
Aggregate indebtedness:		
Accounts payable and accrued expenses and loans from stockholders		$ 928,560
Ratio: aggregate indebtedness to net capital		1.83 to 1

See notes to financial statements.

LEGEND SECURITIES, INC.

RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIAOF FORM X-17A-5 DECEMBER 31, 2011

AGGREGATE INDEBTEDNESS

Aggregate indebtedness as reported by Registrant in Part IIA of Form X-17A-5 as of December 31, 2011	$ 854,208
Reconciling Items:	
Additional accruals	74,353
Miscellaneous	(1)
	$ 928,560

NET CAPITAL

Net capital, as reported by Registrant in Part IIA of Form X-17A-5 as of December 31, 2011	$ 666,110
Reconciling Items:	
Adjust estimated December 2011 revenues to actual	(84,010)
Additional expenses	(74,353)
	$ 507,747

SELIGSON
& GIANNATTASIO, LLP
Certified Public Accountants and Consultants
Member of the Center for Audit Quality, AICPA Division for CPA Firms
Registered with the Public Company Accounting Oversight Board

723 N. Broadway
White Plains, NY 10603
Tel: 914.428.5560
Fax: 914.428.6576

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

TO THE MEMBERS
LEGEND SECURITIES, INC

In planning and performing our audit of the financial statements and supplementary information of Legend Securities, Inc. (the "Company") as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 1 5c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

[1] Making quarterly securities examinations, count, verifications, and comparisons and recordation of differences required by Rule 17a-13.

[2] Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against the loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses We did not identify any deficiencies in internal control or control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedure that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Chicago Board Options Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Seligson & Giannattasio LLP

Seligson & Giannattasio, LLP
White Plains, New York
March 13, 2012

SELIGSON
& GIANNATTASIO, LLP
Certified Public Accountants and Consultants
Member of the Center for Audit Quality, AICPA Division for CPA Firms
Registered with the Public Company Accounting Oversight Board

723 N. Broadway
White Plains, NY 10603
Tel: 914.428.5560
Fax: 914.428.6576

To the Board of Directors of Legend Securities, Inc.
45 Broadway
New York, NY 10006

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2011 to December 31, 2011, which were agreed to by Legend Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Seligson & Giannattasio LLP

Seligson & Giannattasio, LLP
White Plains, NY
March 13, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7
(33-REV 7/10)

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-50886 FINRA Dec-11
Legend Securities, Inc.
45 Broadway, 32nd Floor
New York NY 10006

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Salvatore Caruso (212) 344-5747

2. A.	General assessment (item 2e from page 2)		$ 37,166
B.	Less payment made with SIPC-6 filed (exclude interest)		(20,227)
	9/1/2011 Date Paid		
C.	Less prior overpayment applied		(-)
D.	Assessment balance due or (overpayment)		16,939
E.	Interest computed on late payment (see instructions E) for ______ days at 20% per annum		-
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 16,939
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 16,939	
H.	Overpayment carried forward	$(-)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represented thereby that all information contained herein is true, correct and complete.

Legend Securities, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 6th day of March, 20 12.

SALVATORE C. CARUSO President & ~~CEO~~ CFO
(Title)

This form is the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less that 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2011 and ending December 31, 2011
Eliminate cents

Item No.		Amount
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 17,212,420
2b.	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
	(2) Net loss from principal transactions in securities in trading accounts.	-
	(3) Net loss from principal transactions in commodities in trading accounts.	-
	(4) Interest and dividend expense deducted in determining item 2a.	-
	(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
	(7) Net loss from securities in investment accounts.	-
	Total additions	-
2c.	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	120,340
	(2) Revenues from commodity transactions.	-
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	2,147,979
	(4) Reimbursements for postage in connection with proxy solicitation.	-
	(5) Net gain from securities in investment accounts.	-
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
	(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
	Accrual reversal; consulting fees	77,590
	(9) (i) Total interest and dividend expense (FOCUS Line 22/Part IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 31	
	(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
	Enter the greater of line (i) or (ii)	31
	Total deductions	2,345,939
2d.	SIPC Net Operating Revenue	$ 14,866,481
2e.	General Assessment @ .0025	$ 37,166

(to page 1, line 2.A.)

6181

LEGEND SECURITIES, INC.
45 BROADWAY, FLOOR 32
NEW YORK, NY 10006
(212) 344-5747

J.P.Morgan
JPMorgan Chase Bank, N.A.
New York, New York
1-2-210

EZShield™ Check Fraud Protection for Business

3/6/2012

PAY TO THE ORDER OF Securities Investor Protection Corp.

$ **16,939.00

Sixteen Thousand Nine Hundred Thirty-Nine and 00/100***

DOLLARS

Security features. Details on back.

Securities Investor Protection Corporatio
805 15th Street N.W., Ste 800
Washington, D.C. 20005-2215

MEMO SEC # 8-50886, SIPC-7

AUTHORIZED SIGNATURE

⑈006181⑈ ⑆021000021⑆ 217502443665⑈


FINRA
Financial Industry Regulatory Authority

February 27, 2012

Mr. Salvatore Caruso
Chief Financial Officer
Legend Securities, Inc.
45 Broadway, 32nd Floor
New York, NY 10006

RE: Legend Securities, Inc. - 2011 Annual Audit Report

Dear Mr. Caruso:

In reply to your letter dated February 24, 2012, please be advised that your request for an extension of time in which to file the required annual audited financial report as of December 31, 2011, pursuant to Securities Exchange Act Rule 17a-5, has been given due consideration and is hereby granted.

This extension of 10 business days is granted based upon the representations made by your organization and by your outside independent auditors. If the information provided to us is no longer accurate, we expect to be notified immediately.

Please be aware that failure to file the annual audited financial report on or before March 14, 2012 could result in the assessment of a late filing fee of $100 per day for up to ten days and may result in other regulatory or disciplinary action.

Regards,

Katie McGowan

Katie McGowan
Senior Regulatory Coordinator

cc: Terence Harper, CPA

Herani Dansamo
FINRA
Department of Financial Operations Policy
9509 Key West Avenue
Rockville, MD 20850
Fax: 240-386-5172

SEC Regional office